Geospatial Holdings, Inc. 8-K

Exhibit 10.1

LICENSE AND DISTRIBUTION AGREEMENT

This License and Distribution Agreement (the “Agreement”) is entered into this 5th day of April, 2011 and shall become effective upon (i) the closing by Licensee of a new round of common stock financing in an amount that equals or exceeds five million (USD 5,000,000) in cash and provided that such closing occurs on or before 31 May 2011; and (ii) the issuance to Delta Networks of eighteen percent (18%) of Geospatial common stock and (iii) the signing by Geospatial and Delta Networks of the Subscription And Rights Agreement of same date as the date of this Agreement (the “Effective Date”), by and among Reduct NV, a company organized and existing under the laws of Belgium with a registered office at Molenberglei 42, B-2627 Schelle, Belgium (“Reduct”), Geospatial Holdings, Inc. (“Geospatial”), a Nevada corporation having an office and its principal place of business at 229 Howes Run Road, Sarver, Pennsylvania 16055, on behalf of itself and its wholly owned subsidiary Geospatial Mapping Systems, Inc. (“Licensee”), and only with respect to the cancellation of warrants hereof and the receipt of Geospatial common stock pursuant to Article XV hereof , Delta Networks, SA, a company incorporated under the laws of Luxembourg (“Delta Networks”).

RECITALS

WHEREAS, Reduct and Licensee entered into that Amended & Restated Exclusive License and Distribution Agreement on December 15, 2009, as subsequently amended (together, with the amendments, the “Previous Agreement”), pursuant to which Reduct granted to Licensee an exclusive right and license to promote, market, use, and distribute certain Reduct products and technology;

WHEREAS, the Previous Agreement has been terminated on the terms set forth therein;

WHEREAS, Reduct and Geospatial have concluded on January 18, 2011 a summary of terms that constitute a Letter of Intent, subject to approval of the parties’ Board of Directors, with the intent to amend and replace the Previous Agreement, including a mutual agreement that any suit or claims that either Reduct or Geospatial may assert under the Previous Agreement will be vacated;

WHEREAS, Reduct and Licensee desire to enter into this new Agreement so that the surviving provisions of the Previous Agreement are of no further force and effect so that this Agreement constitutes the entire new understanding between the parties;

WHEREAS, pursuant to the Previous Agreement, Reduct and Delta Networks hold outstanding warrants in Licensee, which such warrants Delta Networks hereby desires to agree to cancel under certain conditions set forth in Article XV hereof;

WHEREAS, Licensee hereby vacates any suit or claims that Geospatial may assert under the Previous Agreement;

WHEREAS, Reduct hereby vacates any suit or claims that Reduct may assert under the Previous Agreement under certain conditions set forth in Article XV hereof;

WHEREAS, Licensee hereby agrees that Delta Networks shall receive at the Effective Date and thereafter for a term of eight (8) years Geospatial common stock required to bring Delta Networks’ ownership into Geospatial common stock to the equivalent of 18%, as set forth in general in Article XV hereof, and in specific in the Subscription Rights Agreement of same date as the date of this Agreement.

WHEREAS, pursuant to this new Agreement, Reduct shall provide Licensee with the exclusive, or non-exclusive, as applicable, right to serve as licensee and distributor for the Products to any individual or entity for use in the jurisdictions of the Territory and an exclusive, or non-exclusive, as applicable, right to market, advertise, promote, distribute, use, offer for sale, sell, direct import from Reduct, and lease the Products, for use in the Territory (the “License”);

WHEREAS, Reduct’s intent is to provide Licensee with reasonable protection for Licensee to achieve the level of License exclusivity consistent with that provided in the Previous Agreement.

NOW, THEREFORE, in consideration of the mutual premises and covenants set forth below, the parties agree as follows:

ARTICLE I: CONDITIONS OF (i) APPOINTMENT, and (ii) EXCLUSIVENESS

1.1 Territory License Grant. As a condition of the appointment and the License grant, Licensee shall, as from the Effective Date of this Agreement, purchase from and make payment in cash to Reduct (the “Purchase” or “Purchases”) a number of 27 Reduct Probe Products by December 31, 2011 and a total cumulative number of 110 Probe Products by December 31, 2012 (the “Initial Period”).

During the Initial Period, the License shall be non-exclusive and for the territories of North America, Australia, and South America (the “Territory”). Notwithstanding the above, if at any time up to and including December 31, 2012, Licensee Purchases a total cumulative number of 110 Reduct probes, the License shall immediately convert to an exclusive license for the duration of the Term (“Exclusive License Period”), provided that Licensee meets at any time from December 31, 2012 onwards, the cumulative minimum Probe Product purchase requirements on a semi-annual basis pursuant to Exhibit B hereof (“Exclusive License Purchase Requirements”). Notwithstanding the foregoing, Licensee’s orders on a quarterly basis shall not deviate from the Exclusive License Purchase Requirements to less than fifty percent  (50%). Licensee shall correct such deviations, if any, in the subsequent quarter(s).

If at any time following the Initial Period, Licensee does not meet the cumulative minimum Probe Product purchase requirements on a semi-annual basis pursuant to Exhibit B hereof, the License shall remain, or again become a non-exclusive license for the duration of the Term (the “Non-Exclusive License Period”).

Both Parties acknowledge and agree that it shall not be the intent of Licensee to build up inventory of Probe Products in order to circumvent the spirit of this Agreement.

Therefore and except as agreed in writing otherwise, Licensee’s permitted stock shall not exceed the quarterly stock levels as set forth in Exhibit B.

1.2  Additional Territory License Grant.  For the duration of the Term, the License shall be non-exclusive for the markets of Russia, Oman, Jordan, Abu Dhabi and Qatar  (each separate market an “Additional Territory” and together with the Territory, the “Territories”); provided, however, Licensee’s rights may become exclusive for that Additional Territory for the duration of the Term upon conditions which shall be negotiated between Licensee and Reduct, such negotiations to be conducted in good faith. Section 5.1.2 shall not apply in relation to Purchase Prices in an Additional Territory. The parties agree that for a period of twelve (12) months from the date of this Agreement, Reduct shall not appoint any other entity as an exclusive licensee in the Additional Territory.

1.3  Scope of License.

A.           Non-Exclusive License Period. During any Non-Exclusive License Period, Reduct hereby appoints Licensee, and Licensee hereby accepts such appointment, as an independent and non-exclusive licensee and distributor for the Probe Products to any individual or entity for use in the jurisdictions of the Territory. Reduct hereby grants Licensee a non-exclusive right and License to market, advertise, promote, distribute, use, offer for sale, sell, direct import from Reduct, and lease the Probe Products, for use in the Territory in strict accordance with the terms and conditions of this Agreement (the “Non-Exclusive License”). Licensee shall not assign such Non-Exclusive License.

B.           Exclusive License Period. During the Exclusive License Period, Licensee shall be an independent and exclusive licensee and distributor for the Probe Products to any individual or entity for use in the Territory.  During the Exclusive License Period, Reduct hereby grants Licensee an exclusive right and License to market, advertise, promote, distribute, use, offer for sale, sell, direct import from Reduct, and lease the Probe Products, for use in the Territory in strict accordance with the terms and conditions of this Agreement (the “Exclusive License”).  Reduct shall refer any and all persons or entities from the Territory who contact Reduct to Licensee and Reduct agrees not to knowingly discuss sales or pricing terms of the Probe Products with anyone in the Territory. Licensee shall not assign such Exclusive License.

1.4  Products Covered. “Probe Products” shall mean the products as set forth in the first table of Exhibit A hereof, owned and or developed by Reduct as of the date hereof and/or as mutually agreed to by the Parties, during the Term of this Agreement. Reduct may amend or supplement its range of Products from time to time. Except as specifically approved by Reduct, during the Term of this Agreement, Licensee shall not purchase, market, advertise, promote, distribute, use, offer for sale, sell, direct import and lease any products in conflict with Reduct’s Intellectual Property Rights and Reduct Trademarks or substantially similar to the Probe Products from any other supplier or manufacturer of such products.  Notwithstanding the foregoing, Licensee shall have the right to purchase from third parties commercially available product items similar in purpose as the product items set forth in the second table (“Accessories products”) of Exhibit A hereof. “Intellectual Property Rights” means all (a) patents (including without limitation, all patent applications and divisions, continuations, continuations-in-part, renewals, reissues, reexaminations and extensions of the foregoing, as applicable); (b) rights associated with works of authorship and industrial design rights, including copyrights; and (c) rights relating to the protection of trade secrets and know how. Reduct’s “Intellectual Property” does not include Reduct’s Trademarks.

1.5 Sublicensees. Licensee may market, distribute, sell or lease the Probe Products directly to end-users or through Licensee’s sublicensees, resellers or agents and will assure at all times that such sublicensees, resellers or agents operate in accordance with this Agreement. Licensee shall be liable for the actions, omissions, and performance of such sublicensees, resellers or agents in violation of this Agreement except for fraud, willful misconduct or gross negligence on the part of such sublicensees, resellers or agents.

1.6 No Licensee Sales Outside the Territories. Licensee shall not knowingly, directly or indirectly, market, distribute, export, sell, service or lease the Probe Products for use outside the Territories without Reduct’s written approval.

1.7 Sales by Sublicensees, Resellers or Agents Outside the Territory. Licensee shall not permit any sublicensees, resellers or agents to market, distribute, export, sell, deliver, service or lease the Probe Products outside the Territory, directly or indirectly, to purchasers within the Territory whom Geospatial has reasonable reason to believe intend to use the Probe Products outside the Territory or re-sell the Probe Products to an entity located outside the Territory, without prior written approval from Reduct. In addition, Licensee shall require its sublicensees, resellers or agents to agree in writing that they will not, directly or indirectly, market, distribute, export, sell, deliver, service or lease the Probe Products outside the Territory. Licensee, its sub-licensees, resellers and agents shall not be liable to Reduct if the end-users export, sell, use or lease such Probe Products for use outside the Territory provided that Licensee complies with the foregoing sentence. Both Parties will agree on a course of action to restrict or limit such distribution outside the Territory.

1.8 Reduct’s Sales.  Both Parties acknowledge and agree that it is Reduct’s intent to appoint an exclusive licensee for the Territories on terms set forth herein within a timeframe for Reduct to be commercially reasonable. To this effect, Reduct has entered into this Agreement with Licensee. From the Effective Date of this Agreement through the Initial Period and until December 31, 2012, Reduct shall not be restricted from entering into any license agreements with third parties; provided however, any such agreement shall be on a non-exclusive basis and shall state that any such agreement will immediately, at Licensee’s election at the onset of the Exclusive License Period until December 31, 2012, (i) convert to a sublicense agreement under Licensee, or (ii) terminate.  In case such agreement shall terminate, and always provided that Licensee does not unreasonably withhold approval or require commercially unreasonable conditions for conversion to such sublicense agreement under Licensee, following a ninety (90) day grace period beginning at the onset of the Exclusive License Period, the third party shall be prohibited from selling or renting any of the Probe Products for use in the Territory. Reduct shall require the third party to agree so in writing. Reduct shall not be liable to Licensee provided that Reduct complies with the foregoing sentence. Reduct shall also not enter into any license, distribution, or sales agreement for the Probe Products at terms more favorable to those granted to Licensee. As of January 1, 2013 and for the duration of any Non-Exclusive Period, Reduct shall not be restricted from entering into any non-exclusive or exclusive license agreements with third parties. If, by December 31, 2013 and for the duration of any Non-Exclusive Period, Licensee has not purchased at least eighty percent (80%) of the cumulative minimum Probe Product purchase requirements on a yearly basis pursuant to Exhibit B hereof (the “Minimum Purchase Requirements”), Reduct has the option, at its sole discretion, to terminate pursuant to the terms of this Agreement.

1.9 Improvements. Any inventions or improvements in the Probe Products or Accessories products by Licensee, which arise as a result of access to the Probe Products, shall be the sole and exclusive property of Reduct and shall be licensed to Licensee under the terms and conditions of this Agreement. However, if Licensee makes a significant contribution to the improvement, modification, enhancement or adaptation of the Probe Products or Accessories products, Reduct shall not charge any addition to the Licensee’s Purchase Price to use that improvement, modification, enhancement or adaptation for the Term.

1.10 Intellectual Property Protection. Reduct will use commercially reasonable efforts to prepare, file, prosecute, maintain and extend patents, patent applications, copyright registrations and copyright applications for Intellectual Property covering the Probe Products,  Probe Products components, and related services in the Territory (collectively, “IP Registrations”).

1.11 Enforcement Against Third Parties.

A. In the event that Reduct or Licensee becomes aware of actual or threatened infringement of any Reduct Intellectual Property or Trademark that has the potential to cause a material adverse effect on either Reduct’s or Licensee’s sales, it will promptly notify the other party in writing.  Reduct must bring, at its own expense, an enforcement action against any third party.  If Reduct does not bring such infringement action during the Term, and such lack of bringing an infringement action materially affects Licensee, Licensee’s Revenue Royalty obligation set forth in Section 5.6 hereof shall be terminated.  During the Term, no settlement of an action will be made by Reduct or Licensee without the prior written consent of the other party if such settlement would adversely affect the rights of the other party, such consent not to be unreasonably withheld, conditioned or delayed. In any event, Reduct and Licensee will assist one another and cooperate in any such litigation at the other’s reasonable request at the expense of the requesting party, and, if a party is necessary in order to institute or maintain an infringement suit by the other party as defined by law, that party will join such suit and may, in its discretion, be represented by its own counsel at its own expense.

B. Reduct and Licensee have the right to recover their respective actual out-of-pocket expenses, or proportionate share thereof, in connection with any litigation or settlement thereof from any recovery made by the other party. Any excess amount will be shared between Reduct and Licensee in an amount proportional to their respective expenses.

C. The parties will keep one another reasonably informed of the status of their respective activities regarding any such litigation or settlement thereof.

1.12 Bankruptcy. If Reduct is under any proceeding under applicable bankruptcy law and the trustee in bankruptcy of Reduct, or Reduct, as a debtor in possession, rightfully elects to reject this Agreement, Licensee may retain any and all of Licensee’s rights hereunder, to the maximum extent permitted by law, provided that Reduct, as debtor in possession, is not otherwise legally permitted to terminate this Agreement as provided in Article IX hereof.

ARTICLE II: OBLIGATIONS OF LICENSEE AND EXPENSES

2.1.1  Licensee shall use its best efforts to meet the Purchase quantity requirements as described in Section 1.1 hereof and shall make payment to Reduct in cash.

2.1.2  In order for the License to convert to and / or remain an Exclusive License for the duration of the Term (Exclusive License Period), Licensee shall meet the Exclusive License Purchase Requirements as described in Section 1.1 hereof on a cumulative semi-annual basis as described in Exhibit B hereof and make payment to Reduct in cash.

2.1.3  Licensee shall Purchase and order the Probe Products in accordance with Exhibit B and Article IV hereof, and pay the Probe Products and Accessories products in accordance with Article V hereof.

2.2  Additional Revenue Percentage. Licensee shall pay to Reduct during the Term an amount equal to five percent (5%) on all revenues, including any and all revenues pertaining to data management activity out of the use of Probe Products and License Grant (the “Additional Revenue Percentage”) of Licensee and all companies that are or become a subsidiary or other affiliate of Licensee, in case of assignment of the activity pertaining to said data management. Licensee shall not assign any of the activity pertaining to said data management to any other entity or person without the prior written consent of Reduct. Licensee undertakes that it shall not allow any activity pertaining to said data management to be carried out outside of Licensee’s activity and undertakes to require in writing from its investor(s), officer(s), director(s), employees, agents or representatives a non-compete undertaking to this effect. Licensee shall pay as follows: from the five percent, two percent (2%) shall be paid on a quarterly basis and three percent (3%) shall accrue until the Aggregate Licensee Volume Rebate Amount as defined in Section 5.1.2 hereof is USD 0,00, at which time such accrued amounts shall be paid quarterly over a period of one (1) year. Future amounts of Additional Revenue Percentage shall be paid in full and quarterly.

2.3 Licensee Software Development. Licensee hereby undertakes to make all reasonable efforts, at Licensee’s sole cost, to finalize the first stage development of the Geospatial software  (the “Geospatial software lite product” as specifically referred to in the January 18, 2011 summary of terms that constitute a Letter of Intent, subject to approval of the parties’ Board of Directors ), sufficient in all respects that it is deployable as market ready and tested companion system to the Reduct probe.

2.4 Marketing And Product Support. Licensee shall use commercially reasonable efforts to promote the marketing and sale of the Probe Products within the Territory. Reduct agrees to provide a reasonable and sufficient amount of technical and technological support (including, but not limited to, sales personnel training, product demonstrations and promotional “roadshows”) as and when reasonably requested by Licensee to facilitate sales by Licensee, including following the launch of new or improved products. The parties acknowledge and agree that any technical and technological support contemplated by this Agreement shall be provided by Reduct to Licensee at a facility in the Territory designated by Licensee, provided that Licensee reimburses Reduct for reasonable travel and lodging expenses incurred in connection therewith.

2.5 Licensee Prices. Prices for the sale or rental by Licensee of the Probe Products and Accessories products in the Territory shall be established and revised from time to time by Licensee in its sole discretion.

2.6 Costs and Expenses. Licensee shall be responsible for all costs and expenses relating to its obligations under this Agreement including but not limited to this Article II, except as expressly indicated otherwise.

ARTICLE III: OBLIGATIONS OF REDUCT

3.1 Supply. Always provided that there is no cause for termination by Reduct pursuant to Section 9.1 hereof, Reduct shall undertake the following:

A. Make commercially reasonable efforts to manufacture and, assemble the Probe Products and Accessories products and any required replacement products, ordered under Article IV and paid for under Article V below, to Licensee in accordance with Exhibit B hereof and in accordance with the delivery schedule as provided in the accepted P.O. (defined in Section 4.1 below). Notwithstanding the above, in the event that Licensee has, with the prior written agreement of Reduct, committed to an agreed delivery timetable to its customers, Reduct shall use its best efforts to adhere to that agreed delivery timetable.

B. Keep Licensee informed of the Probe  Products and Accessories products manufacturing availability. In the event of a shortfall in manufacturing capacity, Reduct will use commercially reasonable efforts to provide Licensee with timely manufacturing capacity and, if timely delivery of such products is unavailable, Section 4.1 of this Agreement sets forth the Parties’ options.

C. In the event that any such new product (“New Product”) is developed, Reduct agrees to notify Licensee at least thirty (30) days prior to the introduction of the New Product to the market elsewhere and agrees to make the New Product available to Licensee under this Agreement in accordance with Section 5.3 below.  If Licensee elects to market and promote the New Product pursuant to this Agreement, Reduct shall provide equivalent level of technical and technological support with respect to such New Product to Licensee as it is providing for the Probe Products and Accessories products hereunder. The parties’ rights and obligations under this Agreement shall apply to the New Products, mutatis mutandis.

 3.2 Marketing Assistance and Training. Reduct shall undertake the following:

A. Make available to Licensee a reasonable quantity of Probe Products and Accessories products literature and promotional materials in a form as used by Reduct. Licensee may also purchase, at its expense, additional quantities of materials from Reduct. All such materials supplied to Licensee shall be in English.

B. Answer promptly any queries concerning the Probe Products and Accessories products or applications thereof that Licensee may submit to Reduct in connection with proposed marketing campaigns or contemplated sales.

C. Upon the request of Licensee and subject to Licensee agreeing to  reimburse Reduct’s reasonable costs and expenses, provide suitably qualified personnel to participate in marketing activities of Licensee within the Territory. The timetable for such marketing activities shall be agreed between Licensee and Reduct. Reduct shall not be required to participate in more than two such marketing activities per year.

D. Upon written request of Licensee, Reduct, or any authorized party appointed by Reduct, shall provide training on the operation, repair and maintenance of New Products to Licensee’s technicians. Upon request of Licensee, Reduct shall provide this training at a facility designated by Licensee, provided that Licensee reimburses Reduct for reasonable travel and lodging expenses incurred in connection therewith.

3.3 Parallel Imports. During the Exclusive License Period, Reduct shall not permit the sale of the Probe Products to purchasers for use within the Territory or to purchasers outside the Territory whom Reduct has reasonable reason to believe intend to use the Probe Products in the Territory or re-sell the Probe Products to an entity located in the Territory.  In addition, Reduct shall require its licensees to agree in writing that they will not market, distribute, export, sell, deliver, service or lease the Probe Products for use in the Territory. Reduct shall not be liable to Licensee if the end-users export, sell, use or lease such Probe Products into the Territory provided that Reduct complies with the foregoing sentence. Both Parties will agree on a course of action to restrict or limit such distribution into the Territory.

3.4 Third Party Inquiries. During the Exclusive License Period, Reduct shall refer to Licensee all inquiries regarding acquisition of Probe Products for use in the Territory.

ARTICLE IV: ORDERING AND DELIVERY OF THE PRODUCTS

4.1 Purchase Order. Licensee shall submit all orders for Probe Products and Accessories products to Reduct via a purchase order (each a “P.O.”) at the email address and facsimile number set forth in Section 16.4 below. The P.O. shall set forth the type of Probe Products and Accessories product from Reduct’s then current Probe Product and

Accessories product portfolio in Exhibit A hereof and in accordance with then current Probe Product and Accessories product specifications, Licensee’s expected date of delivery, which date shall be commercially reasonable. Within ten (10) business days after receipt of a P.O., Reduct will notify Licensee in writing whether Licensee’s order for such products is accepted or rejected. A P.O. can be rejected if the order refers to Probe Product and Accessories product which do not conform to (i) the then current Probe Products and Accessories product portfolio, or (ii) the then current Probe Products and Accessories product specifications, or (iii) order volumes on a quarterly basis in excess of the permitted stock levels as set forth in Exhibit B hereof, except as agreed in writing otherwise, or (iv) the Volume Rebates, if applicable pursuant to Section 5.1.2 hereof, and the Purchase Price rebates applicable pursuant to Section 5.1.3 hereof for the Probe Products and Accessories products, or (v) the information specified by Reduct and communicated to Licensee. If accepted, Licensee will be notified within ten (10) days from receipt of the P.O. of the date or dates on which delivery is expected to be made (the “Acceptance Notice”).  Reduct will use its best efforts to fill all orders placed by Licensee on the delivery dates specified by Licensee.

Upon issuance by Reduct of the Acceptance Notice, the P.O and Acceptance Notice shall constitute a contract in accordance with the terms and conditions of this Agreement. In the event that Licensee is required by an end-user to commit to a delivery timetable, Licensee shall not make such commitment without first consulting Reduct and obtaining Reduct’s written commitment to the delivery timetable.

4.2 Shipment and Delivery; Title and Risk of Loss and Damage. Reduct shall deliver the Products EXW (Incoterms) Reduct with risk of loss and damage passing to Licensee upon shipment EXW (Incoterms) Reduct. Licensee shall arrange shipment.

4.3 Acceptance by Licensee. Licensee shall inspect the products promptly upon receipt thereof and may reject any products which are not according to then current Reduct product specifications. Products not rejected by written notification to Reduct within fourteen (14) days of receipt shall be deemed to have been accepted. Rejected products shall be returned freight prepaid to Reduct within ten (10) calendar days of rejection. As soon as possible Reduct shall, at its option and expense, either repair or replace such rejected products. Reduct shall prepay transportation costs back to Licensee and shall reimburse Licensee for any costs of transportation incurred by Licensee in connection with the return to Reduct of such properly rejected products.

4.4  Timely Products.  If during the Term of this Agreement, Reduct determines that it is unable to deliver the products within a ninety (90) day period from the date specified on the P.O., the number of Probe Products that Reduct is unable to deliver in timeframe set forth above shall be included in the calculations regarding exclusive or non-exclusive license periods.

ARTICLE V: VOLUMES, VOLUME REBATES, PAYMENT TERMS,
PURCHASE PRICES, PRICE LIST, FEES & LICENSEE SOFTWARE
ROYALTIES

     5.1    Eligibility for Volume Rebates, Purchase Price rebates and/or Fee, as applicable. Items from the first table called Probe Products and second table called Accessories product as set forth in Exhibit A hereof are eligible for Volume Rebates pursuant to Section 5.1.2 hereof, Purchase Price rebates pursuant to Section 5.1.3 hereof, and/or a Fee pursuant to Section 5.5 hereof.

5.1.1 Volumes. Licensee undertakes to Purchase, which Reduct hereby accepts to supply, the quarterly sales volumes as set forth in Exhibit B hereof (the “Quarterly Sales Volumes”).

5.1.2 Volume Rebates. For the Term of the Agreement and always provided that there is no cause for termination by Reduct pursuant to Section 9.1 hereof, Reduct grants Licensee a volume rebate, which amounts in total to USD five million (USD 5,000,000)  (the “Aggregate Licensee Volume Rebate Amount”).

 During the Term, within thirty (30) days following receipt of Reduct invoice, Licensee shall remit to Reduct payment in accordance with the following terms:

(a) Initially, seventy-five (75%) of the total purchase price per accepted and Eligible Probe Products. The remaining twenty-five percent (25%) of the total purchase price shall be deducted from the Aggregate Licensee Volume Rebate Amount (the “Lower Licensee Volume Rebate Payment Percentage”).

(b) Following any quarter period at the end of which the cumulative Purchased Probe Products exceed the Quarterly Sales Volumes,  Licensee shall remit payment for fifty percent (50%) of the total purchase price for the accepted and Eligible Probe Products.  The remaining 50% of the total purchase price shall be deducted from the Aggregate Licensee Volume Rebate Amount (“Higher Licensee Volume Rebate Percentage”).

(c) At any time Licensee fails to meet the cumulative Sales Volumes on a quarterly basis, the payment terms revert to the Lower Licensee Volume Rebate Payment Percentage.

Immediately following Licensee’s purchase of the 110th Probe Product at any time up to December 31, 2012, 100% of any and all Eligible Probe Product Purchases not exceeding the permitted stock levels as set forth in Exhibit B hereof shall be deducted from the Aggregate Licensee Volume Rebate Amount until the Aggregate Licensee Volume Rebate Amount is USD 0.00. As from December 31, 2012 onwards, the terms pursuant to Section 5.1.2 (a) and Section 5.1.2 (b) will apply.

(d)  When the Aggregate Licensee Volume Rebate Amount is USD 0.00, Licensee shall remit payment for one hundred percent (100%) of the Purchase Price to Reduct in accordance with the terms set forth in this Article 5.

5.1.3 Licensee’s Purchase Price. Until Licensee has Purchased 110 Probe Products, the prices for the Probe Products shall be those specified in Reduct’s Probe Products and Accessories product price list attached hereto as Exhibit A (the “Purchase Price”). The Purchase Prices currently set forth in Exhibit A shall be established and shall  remain at the lower of (a) the Purchase Price or (b) those prices offered for similar products and similar volumes of products to other licensees, distributors or agents of Reduct, or any other third party (“MFN Prices”), always provided that Licensee (i) meets the purchase quantity requirements as set forth in Exhibit B hereof , and (ii) is not otherwise in default of any term or condition of this Agreement. The Purchase Price for Probe Products in excess of the Purchase of 110 Probe Products and until December 31, 2014, shall remain at the lower of (a) those prices offered for similar products and similar volumes of products to other licensees, distributors or agents of Reduct, or any other third party (“MFN Prices”) or (b) Reduct’s documented cost-plus a 100% mark-up, and always provided that Licensee (i) meets the purchase quantity requirements as set forth in Exhibit B hereof, and (ii) is not otherwise in default of any term or condition of this Agreement. As of January 1, 2015, Purchase Prices shall be established at the lower of (a) MFN Prices or (b) Reduct’s documented cost-plus mark-up of 90% in the first following year, 80% in the second following year, 70% in the third following year, 60% in the fourth following year and 50% in the years thereafter, and always provided that Licensee (i) meets the purchase quantity requirements as set forth in Exhibit B, and (ii) is not otherwise in default of any term or condition of this Agreement.  Except as expressly stated otherwise, the Purchase Prices do not include any existing or future taxes, tariffs, fees, duties, or levies whatsoever applicable to the products sold under this Agreement. Purchase Prices shall be reviewed quarterly and, if applicable, adjusted for inflation and changes in supplier prices.

5.1.4  Incentive.  Reduct shall be provided an economic incentive to reduce its costs from current levels. In the event Reduct is able to reduce its documented costs from current levels, 50% of such cost reductions shall be credited to Reduct notwithstanding the provisions set forth in Section 5.1.3.

5.2 New Price Lists. Reduct shall, based on Reduct’s costs and MFN prices in the previous quarter, provide a list of new Purchase Prices to Licensee on a quarterly basis, as applicable.  Reduct must provide written notice to Licensee not less than thirty (30) days prior to the effective date of the new Purchase Price list, and such written notice must include the cost breakdown detailing any such additional manufacturing or raw material cost. In the event of a price increase, such increase will apply to all accepted P.O.s issued by Licensee after the effective date of the increase. In the event of a price decrease, such decrease will apply to accepted P.O.s issued by Licensee after the effective date of such decrease.

5.3 New Products. The prices for all New Products shall also be determined by Reduct from time to time, subject to the same principles as set forth in Section 5.1, and Section 5.2.

5.4 Invoice and Payment Terms.

A. Reduct shall invoice Licensee simultaneously with the issuance by Reduct of an Acceptance Notice. The invoice shall be sent by facsimile transmission or electronic mail and shall set forth the Purchase Price of all Products included in the order, as well as all charges owed by Licensee under this Article V. The invoice shall also provide Licensee’s P.O. number allocable to the order, a description of the Products or component parts being manufactured and assembled, the price of all Products reflected in the P.O. and any discount in effect for the Products. At that time Reduct shall also provide Licensee with a current statement of account listing any and all outstanding invoices and any payments made or credits given since the previous statement.

B. Except as otherwise specifically provided in this Article V, specifically Section 5.2, within thirty (30) days of receipt of Reduct’s invoice, Licensee shall pay Reduct one hundred percent (100%) of the total Purchase Price for such Products. All payments to Reduct for the accepted Products in accordance with this Section 5.4 B shall be made to:

Beneficiary:	Reduct NV
Bank:	KBC Bank
Address:	Trade Mart, Atomiumsquare 120
1080 Brussels, Belgium

Account No:	735-0030244-65
IBAN:	BE18 7350 0302 4465
BIC:	KREDBEBB

US Corresponding Bank:	KBC Bank, New York
Account No:	026008248
BIC:	KREDUS33

5.5 10% Fee on Reduct sale until December 31, 2012 (the “Fee”). From the Effective Date of this Agreement through the Initial Period and until December 31, 2012, and always provided that Licensee (i) meets the purchase quantity requirements as set forth in Exhibit B hereof and (ii) is not otherwise in default of any term or condition of this Agreement, for any Probe Product that Reduct sells directly or indirectly through a Vendor for use in the Territory, Licensee shall have a right to receive from Reduct the amount equal to 10% of the Eligible Probe sale or rental price, as applicable (the “Fee”). For the avoidance of doubt, Licensee shall not be entitled to receive the Fee, if the License has not converted to an Exclusive License by December 31, 2012 pursuant to Section 1.1 herein.  If the License has converted to an Exclusive License by December 31, 2012, Licensee continues to be entitled to this Fee with respect to such Eligible Probe Products sold directly or indirectly through a vendor for use in the Territory under Reduct contracts concluded from the Effective Date of this Agreement through the Initial Period and until December 31, 2012, which contracts may continue in time during the Exclusive License Period.

5.6 Software.  To the extent that Reduct elects, for which it intents to make all reasonable efforts, to utilize the Geospatial Software (defined in Section 2.3) as a companion product to the sale or rental of its probes, upon the probe’s initial commercial use (sale or rental), such use shall be made pursuant to software license with reasonable restrictive terms and Reduct shall pay Licensee a fee of five percent (5%) of the sales price or rental fee.

5.7 Maintenance. The parties shall use their best efforts to enter into a separate maintenance agreement.

ARTICLE VI: TRADEMARKS, TRADE NAMES

6.1 Trademarks and Trade Names. Licensee acknowledges that Reduct owns or has rights to (i) the name Reduct NV and any abbreviations thereof and (ii) any and all of Reduct’s trademarks, words and design marks, trade names, service marks, trade logos and trade dress, and foreign language equivalents thereof, including those described in Schedule 6.1 hereto (collectively, the “Trademarks”), and as each may be unilaterally amended from time to time (whether registered or not). Licensee acknowledges the exclusive ownership by Reduct, subject only to the grant of any exclusive license of Reduct in and to the Trademarks used in connection with any of the Products. Licensee agrees that it will not procure either directly or indirectly the registration of any Trademark without the written consent of Reduct. Licensee recognizes the validity of Reduct’s right to use the Trademarks and agrees not to take any action that would adversely affect the Trademarks or their ownership.

ARTICLE VII: PATENTS & COPYRIGHTS

7.1 Reduct Patents. Licensee acknowledges that Reduct owns or has rights to patents, pending or otherwise, that relate to the working or form part of the Products. Schedule 7.1 sets forth a list of all such patents (relevant for the Territory) as of the date first set forth on this Agreement.

7.2 Patent & Copyright Indemnity. Reduct will defend, indemnify and hold Licensee and its sublicensees and its and their customers harmless from any claims asserted against, imposed upon or incurred by Licensee or any of its sublicensees or any of its or their customers arising out of or relating to a claim that the Products infringe or otherwise violate any patent right, design patent right, copyright, trade secret or other intellectual property or proprietary right of any third party. Licensee will promptly notify Reduct of the claim, furnish Reduct a copy of each writing relating to the claim and give Reduct authority, information and assistance (at Reduct’s expense) necessary to defend or settle the claim. Reduct will not settle the claim without Licensee’s prior written consent if such settlement would adversely affect the rights of the other Party, such consent not to be unreasonably withheld, conditioned or delayed. This obligation excludes infringement arising out of (1) unauthorized use of the Products by Licensee or its customers, (2) post-delivery unauthorized modifications to the Products by Licensee or its customers; or (3) the combination, operation or use of the Products with non-Reduct supplied hardware, software, programs, data or specifications by Licensee or its customers if a different combination would avoid the infringement; provided such combination is not recommended by Reduct or contemplated by Reduct’s Product documentation. Without prejudice to the indemnity for any actions brought against Licensee referred to above, in the event that Reduct becomes aware of any actual or potential infringement claims, Reduct may at its sole option and discretion (1) procure for Licensee and its customers the right to use such Product free of any infringement liability; (2) replace such Products with a non-infringing substitute; or (3) accept Licensee’s return of the infringing Products in exchange for a refund of the purchase price paid to Reduct by Licensee therefore. THIS INDEMNITY IS REDUCT’S SOLE LIABILITY AND LICENSEE’S SOLE REMEDY FOR INFRINGEMENT OF PATENTS OR COPYRIGHTS.

ARTICLE VIII: TERM

8.  Subject to earlier termination pursuant to Section 9.1 hereof, the term of this Agreement (the “Term”) shall start as of the date first listed above and continue to be in force until 31st December 2020.

ARTICLE IX: TERMINATION

9.1 Termination For Cause. This Agreement may be terminated for cause as follows:

A. By either party upon ninety (90) days written notice if the other party commits a material breach of the Agreement and fails to cure the breach within such ninety (90) day period.

B. By Reduct upon thirty (30) days written notice if Licensee: (i) does not make payment pursuant to Section 5.4 B hereof, or (ii) does not pay the amounts of Additional Revenue Percentage pursuant to Section 2.2 hereof, or does not order pursuant to Article IV hereof, or (iii) in accordance with Section 1.8 hereof.

C. By either party if the other party ceases to operate its business in the ordinary course, files for bankruptcy or has an order for relief entered against it in an involuntary bankruptcy case, files any proceeding for insolvency, reorganization, liquidation, receivership, or dissolution or there is an assignment for the benefit of creditors.

D. By (i) Licensee upon ninety (90) days written notice if (a) Reduct becomes generally ineligible to obtain or receive approval for any applicable license or export / import documents as are necessary to sell and deliver Products and Component Products; or (b) Licensee’s sales activities are materially affected by Reduct’s inability to supply the Products and such inability is not due to events described in Section 14 hereof and Reduct does not remedy the situation within a reasonable period; (ii) Licensee if Reduct does not make technological improvements to the Products and as a result of the lack of improvements, the Products are no longer competitive in the marketplace; or (iii) either party upon ninety (90) days written notice if the other party assigns this Agreement in violation of Section 16.5 hereof.

9.2 Effect of Termination.

A. Upon a termination, Licensee shall, within thirty (30) days, pay Reduct (i) all fees due and unpaid with respect to Products delivered to Licensee, and (ii) amounts of Additional Revenue Percentage due pursuant to Section 2.2 hereof, and (iii) amounts of Additional Revenue Percentage accrued pursuant to Section 2.2 hereof, which shall become automatically payable and due in total upon a termination herein.  Licensee shall following any termination of this Agreement be allowed to purchase Products at end-user terms and conditions set by Reduct or a Reduct sub-distributor in the Territory, it being understood that such terms and conditions shall not include the mechanism of Volume Rebates as described in Section 5.1.2 hereof. Nothing in this Article shall prevent Licensee from selling, distributing, marketing and promoting any remaining inventory to third parties in the Territory.

B.  Except in cases of bad faith by either Reduct or Licensee, neither Reduct nor Licensee shall be liable to the other solely because of the termination of this Agreement, for compensation, reimbursement, or damages due to the loss of prospective profits or anticipated sales, or due to loss of goodwill of Reduct or Licensee. Notwithstanding the foregoing, Licensee and Reduct, as applicable, shall remain liable for any obligations for (i) unpaid amounts for the Products, and (ii) unpaid amounts of Additional Revenue Percentage due or payable upon the termination of this Agreement pursuant to Section 9.2 A hereof, and (iii) unpaid amounts of Licensee software royalties pursuant to Section 5.6 hereof, and (iv) for damages, indemnities or other compensations due to breach of this Agreement prior to the termination.

C. The provisions of Sections 1.9, 6.1, 7.1, 9.2, 10.1, 16.1, 16.2, 16.3, 16.4, 16.5, 16.6, 16.7 and Articles XI, XII, XV and XIII shall survive any termination or expiration of this Agreement.

E. In the event either party terminates this Agreement for any reason in accordance with the terms hereof, Reduct and Licensee shall cooperate to reassure customers concerning a continuing level of service and support in accordance with each party’s legal obligations.

ARTICLE X: FEES AND TAXES

10.1 Payment. Licensee shall be obligated to pay all applicable U.S. import license fees, customs fees, taxes, tariffs, fees, duties, levies or other charges that are levied or asserted by any public authority in the Territory, and Reduct shall be obligated to pay all applicable export license fees, customs fees, taxes, tariffs, fees, duties, levies or other charges that are levied or asserted by Belgian authorities with respect to the Products purchased by Licensee.

10.2 Addition to Price. Any tax, tariff, fee, duty, levy or other charge (other than income taxes imposed upon Reduct) which Reduct may be required by any applicable law to withhold, collect or pay with respect to the import, sale, delivery, or use of any Products ordered or delivered to Licensee shall be added to the price of such products.

ARTICLE XI: CONFIDENTIALITY

11.1 Confidential Information. In negotiating and implementing this Agreement, either party may transmit to the other party (for the purpose of this clause the “Recipient”) or Recipient’s representative (for the purpose of this clause the “Representative”) certain proprietary and confidential information regarding the Products, maintenance services, marketing strategy and industry analysis (the “Confidential Information”). Such Confidential Information is defined as all non-public information which is furnished by the other Party or its representatives, regardless of whether specifically identified as proprietary or confidential together with all proprietary data on (without limitation) prices, volumes, quality, trade secrets, know-how, ideas, principles, analyses, techniques, methodologies or other documents that may be reasonably regarded as confidential under the circumstances. A Recipient’s Representative shall be deemed to include each person that is or becomes (i) a subsidiary or other affiliate of Recipient, or (ii) an officer, director, employee, partner, attorney, advisor, accountant, agent or representative of Recipient or any of Recipient’s subsidiaries or other affiliates. The term person will be broadly interpreted to include any individual and any corporation, partnership, entity or group. Each party agrees that, for the Term and a period of three (3) years after expiration or termination of this Agreement, it shall not disclose any information it receives from the other party to any other third party, person, corporation or entity. No party shall use Confidential Information for its own benefit, except as provided herein. Nothing contained in this Article XI shall grant or imply any rights by license, estoppel or otherwise. Confidential Information as used herein does not include information which: (i) is in the public domain at the time of its disclosure or which enters the public domain at any time after such disclosure through no fault of the Recipient, (ii) is generally disclosed to third parties by the disclosing party without restriction, (iii) is communicated to the Recipient by a third party having a right to do so without restriction on nondisclosure, or (iv) is approved for release by written authorization of the other party.

11.2 Each party shall safeguard any Confidential Information that it receives from the other party in connection with this Agreement. No party shall disclose or cause to be disclosed, any of the Confidential Information, except to those employees of the parties and any Affiliates who require access to the Confidential Information to perform under this Agreement.

11.3 The parties acknowledge that the disclosing party would not have an adequate remedy at law for money damages if the covenants contained in this Article XI were breached. Accordingly, the disclosing party shall be entitled to an injunction restraining such disclosure and other equitable relief (including specific performance), without the requirement of posting a bond or other security.

ARTICLE XII: LIMITATION OF LIABILITY AND REMEDIES; INDEMNITY

12.1 Liability for Termination. Except as specifically provided in Article IX or this Section 12.1, neither party shall be liable to the other, by reason of the termination of this Agreement, for incidental, consequential, punitive, or special damages, reimbursement or damages due to the loss of prospective profits or anticipated sales or loss of goodwill.

12.2 Limitation of Liability for Products and Component Products; Sole Remedy. Liability under this Agreement is expressly limited to the Purchase Price paid by Licensee for the Products that are the subject of a dispute or controversy. IN NO EVENT SHALL THERE BE LIABILITY FOR SPECIAL, EXEMPLARY, CONSEQUENTIAL, INCIDENTAL OR INDIRECT DAMAGES, INCLUDING, BUT NOT LIMITED TO, LOSS OF ANTICIPATED PROFITS OR ECONOMIC LOSS, EVEN IF THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGE.

ARTICLE XIII: WARRANTIES, REPRESENTATIONS AND
RESTRICTIVE COVENANTS

13.1 DISCLAIMER. THE FOLLOWING WARRANTIES FOR THE PRODUCTS ARE IN LIEU OF ALL CONDITIONS OR WARRANTIES EXPRESS, IMPLIED OR STATUTORY, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE AND OF ANY OTHER CONDITION OR WARRANTY OBLIGATION ON THE PART OF REDUCT OR ITS LICENSORS, WHICH ARE HEREBY EXPRESSLY DISCLAIMED.

13.2 Warranty. For twelve (12) months from delivery of Probe Products and Accessories products to Licensee. Licensee shall be permitted to keep a stock in amounts as set forth in Exhibit B hereof (the “Permitted Stock”).  The limits on stock set forth in Exhibit B hereof, exclude Licensee’s Probe Products that (i) have been rented at least once; and/or (ii) have been designated for delivery to a specific customer. For such rented and/or specifically customer designated Probe Products, the parties shall use their best efforts to enter into a separate warranty agreement. Upon sale out of Licensee’s Permitted Stock to an end user, Reduct shall activate the Probe Products and enter (i) the end user details and (ii) Reduct probe related software, whereupon Warranty herein will commence for twelve months.  Reduct warrants the products to be free from defects in material and workmanship and the products shall further be free from material defects, program errors, and non comformities and shall otherwise perform in all material respects in the manner specified in the documentation and other written materials provided to Licensee. This warranty will not apply if repair or parts replacement is required because of accident, neglect, misuse, transportation, or use which does not conform to the specific or general instructions of Reduct. This warranty does not apply to any products which have been opened, disassembled, unsealed or changed except by Reduct, except that the warranty shall not be affected by any repair or alteration of a product by a technician skilled by Reduct in the art, employed or retained by Licensee.

13.3 Remedy. Licensee’s sole remedy for and Reduct’s liability for warranty breaches are limited as set forth in Article XII and this Article XIII.

13.4 End-User Warranty. Licensee shall be obligated to provide to customers the original manufacturers’ warranties on defects in materials and workmanship, the scope and period of which shall be generally consistent with (and for the avoidance of doubt, not beyond, in excess of or in addition to) Reduct’s Warranty to Licensee in Section 13.3 above, including at minimum the following requirements: (a) Licensee shall pass on the original manufacturers’ warranties that the products are free from defects in materials and workmanship; and (b) Licensee shall work with Reduct and the original manufacturer to correct any such defects without any charge. During the warranty period, the cost of the replacement component parts shall be borne by Reduct.

13.5 Other Representations and Warranties from Reduct. Reduct represents, warrants and undertakes to Licensee that:

(i)
save for compliance with the relevant U.S. laws and regulations for export control in respect of the Products as provided in Section 15.8, no other licenses, approvals, consents or authorizations are required from any governmental or regulatory authorities in the U.S. or Belgium, for the execution and performance by Reduct of its obligations under this Agreement and the sale and distribution of the products in the Territory;

(ii)	there is no known breach of third party intellectual property rights in respect of the products;

(iii)
the warranties from the original manufacturers of the products (including the component parts) are valid and subsisting and no waiver or exception has been granted by Reduct to the original manufacturers. Reduct is not aware of any events or circumstances which would or are likely to render the warranties void, invalid or unenforceable, and Reduct will take all actions to assign to or confer all rights on Licensee in respect of the warranties from the original manufacturers of the products and the component parts thereof so as to allow the Licensee to confer the benefits of the warranties to the sub-licensees or end-users or to directly enforce the warranties against the original manufacturers; and

(iv)
Reduct is not aware of any litigation, arbitration proceeding, investigation, or actual or potential claims from any person (including governmental or regulatory authorities) concerning the safety, quality or any other aspects of the products, the component parts, the Trademarks, or the patent rights relating to the Products and the component parts; and Reduct will notify Licensee in writing promptly upon it becoming aware of any of such claims.

The representations, warranties and undertakings set out in this Section 13.5 shall be deemed repeated on the date of execution of this Agreement, the date of issuance of the Acceptance Notice and the date of delivery of the relevant products and/or component parts.

13.6 Representations and Warranties from Reduct, Delta Networks and Licensee. Each of Reduct, Delta Networks and Licensee represent and warrant to the other, on the date of the execution of this Agreement and for as long as Licensee remains as Licensee of the products under this Agreement, that:

(i)	it is a company duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation and has not been dissolved;

(ii)
it has full power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. Except as expressly provided herein, all corporate actions, conditions, approvals and requirements to be taken, fulfilled, obtained, given and done by it in order to enable it to lawfully and validly enter into, exercise its rights and perform and comply with its obligations under this Agreement have been duly and validly taken, fulfilled, obtained, given and done; and

(iii)
this Agreement constitutes a legal, valid and binding obligation of the relevant party, enforceable in accordance with its terms, subject to any rules of law or equity. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment by such party of the terms, conditions and provisions hereof will not contravene or violate or result in the breach (with or without the giving of notice or lapse of time, or both) or acceleration of any obligations of the relevant party under:

(1)	any laws applicable to the relevant party;

(2)	any judgment, order, writ, injunction or decree of any court or of any authority which is presently applicable to the relevant party;

(3)	the charter documents of the relevant party or any amendments thereto or restatements thereof; or

(4)	the provisions of any agreement, arrangement or understanding to which the relevant party is a party or by which it is bound.

13.7 Restrictive Covenants. Each party covenants with the other that it shall not, and shall cause its Affiliates not to: (i) during the term of this Agreement and for a period of two (2) years following termination or expiration of the term of this Agreement, induce or attempt to induce any director, officers or key employee of the other party or any of its Affiliates to leave employment of the other party or its Affiliate, as the case may be; (ii) use or (insofar as it can reasonably do so) allow to be used, in the case of Licensee the trade name of “Geospatial”, “Geospatial Mapping Systems”, and in case of Reduct the trade name of “Reduct” or “DuctRunner” or any other trade name used by the other party or its Affiliates or any other name intended or likely to be confused with such trade names. In the event that any of the above restrictions is void but would be valid if some part of the restrictions were deleted the restrictions in question shall apply with such modification as may be necessary to make it valid.

ARTICLE XIV: FORCE MAJEURE

14.1 Excuse. Should either party be delayed or rendered unable to perform its obligations, wholly or in part, by an event of Force Majeure (defined below), it shall give the other party notice of such event and performance shall be suspended while the effects of the Force Majeure event are continuing. Such suspension shall in no event exceed a maximum of six (6) months. Reduct or Licensee, as the case may be, shall diligently seek to overcome such event of Force Majeure.

14.2 Events of Force Majeure. Neither Reduct nor Licensee shall be responsible for any delay or failure to perform its obligations due to an event of Force Majeure. Force Majeure means all events which are beyond the control of the parties, and which are unforeseen, or if foreseen, unavoidable. Such events of Force Majeure shall include, by way of example, but not limitation, the following:

(a) Fire, explosion, frost, earthquake, storm, lightning, tide, tidal wave, floods or perils of the sea, or acts of God;

(b) War, revolution, acts of public enemies or of belligerence, sabotage, blockade or transportation embargoes, insurrection or riot;

(c) Labor disputes, strikes, labor shortages or other labor problems at Reduct or Reduct’s major suppliers of parts and components and sub-assemblies;

(d) Shortage of, or an inability of, Reduct or Reduct’s suppliers to obtain raw materials, production equipment and machinery, sub-assemblies, parts and components;

(e) Expropriation, requisition, confiscation, interference by or restrictions or onerous regulation imposed by civil or military authorities;

(f) Other acts of government or agencies of government, including denials, onerous restrictions, or undue delays on export licenses or re-export authorizations; and

(g) Other causes or events, similar to those above, beyond the party’s control.

ARTICLE XV: RELEASE AND STOCK

15.1  Outstanding Agreement Release.  Subject to Geospatial’s implementation of Geospatial’s undertaking pursuant to Section 15.2 hereof, Reduct, and Delta Networks shall release Licensee from any and all agreements that are currently outstanding between the parties, including, but not limited to (i) forgiveness of any past due license fees and minimum purchase obligations  and (ii) the cancellation of the warrants to purchase 3,500,000 shares of Licensee common stock now held by Delta Networks.

15.2  In consideration of the foregoing, at the Effective Date and for a term of eight (8) years thereafter, Geospatial undertakes that Delta Networks shall receive shares of Geospatial’s common stock in accordance with the terms set forth in specific in the Subscription And Rights Agreement of same date as the date of this Agreement.

Delta Networks understands that market opportunities may exist where its 18% stock ownership could compromise the best interests of Licensee.  Under that circumstance,

Delta Networks shall enter into reasonable negotiations to restructure its ownership interest.

ARTICLE XVI: GENERAL PROVISIONS

16.1 Arm’s Length Relationship of Parties. The relationship between Reduct and Licensee under this Agreement is that of seller and buyer with the right to resell. The parties are and will remain independent contractors and are in no way the other party’s legal representative or agent.

16.2 Governing Language. This Agreement is in the English language only, which shall be controlling in all respects. In the event this Agreement is translated into the language of the court having jurisdiction over this Agreement, the English version of this Agreement shall prevail over such translation with respect to any and all interpretations of this Agreement and with respect to any interpretation by such court of the intent of the parties hereto.

16.3 Severability. If any provision of this Agreement shall be declared void, invalid, or illegal, the validity or legality of any other provisions and of the entire Agreement shall not be affected thereby. However, the parties agree that if any such provision shall be declared void, invalid, or illegal, the parties will, in good faith, negotiate mutually acceptable substitute provisions.

16.4 Notices. Any notice regarding non-performance, breach, termination, or renewal required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received if personally delivered, (b) within five (5) days after being sent by registered or certified mail, return receipt requested, postage prepaid, to the parties  (and to the persons to whom copies shall be sent), at the respective addresses of the parties set forth below or at such other address as shall be given by either party to the other in writing. All other notices may be sent by regular mail or by electronic means, as may be agreed between the parties:

If to Reduct:	If to Licensee:

Otto Ballintijn	President
Reduct NV	Geospatial Holdings, Inc.
Molenberglei 42	229 Howes Run Road
B-2627 Schelle	Sarver, PA 16055
Belgium	F: +1 724-353-3049
F: +32 (0) 3 541 77 31
Email: otto.ballintijn@reduct.net

If to Delta Networks:

Delta Networks Limited SA
Rue de Merl 74
L-2146 Luxembourg

Attention: Peter Magnus

With a copy to:

Jan De Wispelaere
Fazantenlaan, 13
B-3050 Oud-Heverlee
Belgium

16.5 Assignability. This Agreement shall not be assigned or transferred by either party without the prior written consent of the other party provided that either party shall have the right to assign its rights, duties and obligations under this Agreement to any of its subsidiaries or Affiliates provided that if such entity ceases to be a subsidiary or Affiliate of the assigning party, the assigning party shall forthwith cause the entity to re-assign this Agreement back to the assigning party. Notwithstanding the assignment to a subsidiary or Affiliate, the original party shall remain bound by the terms of this Agreement and shall procure its subsidiary or Affiliate (as the case may be) to fulfill its obligations under this Agreement. Any attempted assignment or transfer by either party without written consent shall be void and of no effect. If consent is given, this Agreement shall be binding upon and inure to the benefit of the assigns.

16.6 Governing Law and Forum for Disputes. This Agreement shall be governed by and construed in accordance with the laws of Belgium without regard to any conflicts of laws or provisions therein. Any and all disputes hereunder shall be litigated, if at all, in either the Courts of Antwerp or elsewhere in Belgium, it being the intention of both parties that Belgium serve as the exclusive forum for dispute resolution. Both parties submit to the jurisdiction of the courts of Antwerp, and agree that, in the event an action is brought in the courts of Belgium, they will waive any argument of lack of personal jurisdiction or improper venue, which they might otherwise have. Both parties waive any rights to remove any action brought in a court in Belgium, to a court outside that jurisdiction.

16.7 No Waiver. Any failure of either party to enforce at any time, or for any period of time, any provision of this Agreement, shall not constitute a waiver of such provision or in any way affect the validity of this Agreement.

16.8 Export Control. Both Reduct and Licensee acknowledge that they are obligated to comply with and will strictly comply with export laws and regulations of the United States, including but not limited to the Export Administration regulations that may apply to the Products. Reduct shall provide all reasonable assistance, including the signing of any official documents, for the purpose of complying with any such laws and regulations.

16.9 Ethical Standards. Neither Reduct nor Licensee, nor any of their members, employees, representatives, officers, directors, agents, or attorneys shall take any action which would cause either itself or the other party to this Agreement to be in violation of the United States Foreign Corrupt Practices Act of 1977 (as amended), 15 U.S.C. §§78 et seq., or the anti-corruption legislation of any other country that might be applicable to the activities of either party under this Agreement.

16.10 Governmental Approvals. Reduct and Licensee shall work together in good faith to ensure that all necessary approvals by governmental authorities for the execution and performance of this Agreement, including, without limitation, applicable approvals from exchange control and fair trade authorities and import and export clearance by the authorities of the origin of the Products and the Territory, are obtained. Both Reduct and Licensee shall promptly take such action as may be reasonably necessary to obtain such approvals.

16.11 Compliance with Laws. Each party shall be responsible for compliance with any national, regional and local laws and will obtain and maintain, at its expense, all permits, licenses and government registrations and requirements necessary or appropriate to perform hereunder and will, at its own expense, make all filings with governmental authorities required by applicable law. In the event that modification to the products or component parts is necessary to secure the importation of such product or component part into the Territory, Reduct shall endeavor to make such modification provided that it is technically and commercially feasible to make such modifications and that the modifications do not compromise the safety or usability of the products or component parts. If such modifications would alter the production/sourcing cost of the products or component parts, the parties will work together in good faith to agree on a revised price list that would compensate Reduct for the additional costs arising from such modifications.

16.12 Board of Directors.  Messrs. Timothy F. Sutherland, and Governor Tom Ridge shall join or maintain their standing on the Licensee’s Board of Directors for the same terms of compensation as Board of Directors currently receive and for a period of not less than four years if Licensee meets is Exclusive License Purchase Requirements or for a period of not less than two years if Licensee does not meet these requirements.

16.13  Records and Audit Rights. Both parties shall have the right to conduct periodic audits of the books and records of the other party as required to verify compliance with various provisions of the Agreement, including reporting of revenue subject to royalty payment and costing of Products and services. Both parties will share annual audited financial statements prepared in accordance with International Accounting Standards (“IAS”).

16.14 Complete Agreement. This Agreement, together with all Schedules and Exhibits hereto, sets forth the entire Agreement between the parties with respect to the subject matter hereof and supersedes, with the exception of the Subscription And Rights Agreement of same date as the date of this Agreement, all previous communications, representations or agreements, whether oral or written, with respect to the subject matter hereof, including, but not limited to the Original Agreement and each of the Amendments. No addition to or modification of this Agreement shall be binding upon either party unless reduced to writing and duly executed by the parties hereto in the same manner as the execution of this Agreement.

This Agreement shall be binding upon either party unless reduced to writing and duly executed by the parties hereto in the same manner as the execution of this Agreement.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties hereto have signed this License and Distribution Agreement as of the date first set forth above.

REDUCT, NV

By:	/s/ Otto Ballintijn

Name:	Otto Ballintijn

Title:	Managing Director

DELTA NETWORKS, SA

By:	/s/ Peter Magnus

Name:	Peter Magnus

Title:	CEO

GEOSPATIAL HOLDINGS, INC

By:	/s/ Mark A. Smith

Name:	Mark A. Smith

Title:	President

GEOSPATIAL MAPPING SYSTEMS, INC.

By:	/s/ Mark A. Smith

Name:	Mark A. Smith

Title:	President

Exhibit A: Product Pricing and Description

This Exhibit contains a description of products, inclusive of the first table with Probe Products as defined in this Agreement.

This Exhibit further contains a column specifying whether a certain type of product is  eligible for rebates pursuant to Section 5.1.2, Section 5.1.3, and Section 5.5 of the Agreement, as the case may be.

Detailed product description on following pages.

Exhibit B – Yearly Cumulative and Quarterly Purchase Volumes

Subject to the terms of the Agreement hereof, Licensee undertakes to Purchase, and Reduct hereby accepts to supply, quarterly sales volumes per respective year as specified hereunder (the “Quarterly Sales Volumes”).

Maximum Probes Products in Licensee’s Stock as specified hereunder, and except as agreed in writing otherwise.

For purposes of counting Sales Volumes,  the defined term Probe Products shall mean any item(s) called “Probe products” from the first table countable as Sales Volumes as set forth in the third column of  Exhibit A hereof.

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